EXHIBIT 1.1

Cytori Therapeutics, Inc.
3020 Callan Road

San Diego, California 92121

July 24, 2018

VIA ELECTRONIC MAIL

Maxim Group LLC

405 Lexington Avenue, 2nd Floor

New York, New York 10174

Dear All:

Reference is hereby made to that certain Dealer-Manager Agreement, dated June 22, 2018 (the “Dealer-Manager Agreement”), by and between Cytori Therapeutics, Inc. (the “Company”) and Maxim Group LLC, as dealer-manager (the “Dealer-Manager”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Dealer-Manager Agreement.

The parties have agreed to amend the Dealer-Manager Agreement to incorporate a standstill provision into in the Dealer-Manager Agreement (the “Amendment”). This letter agreement (“Letter Agreement”) shall serve as an amendment to the Dealer-Manager Agreement pursuant to Section 16 of the Dealer-Manager Agreement, and as written evidence of the mutual agreement between the parties to the Amendment.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Maxim agree as follows:

1.Dealer-Manager Agreement Amendments.

a.

References in the introductory paragraph and Section 1(a) of the Dealer Manager Agreement to 200 Rights Warrants shall be replaced with 1,050 Rights Warrants such that each Unit shall consist of one Right Share and 1,050 Rights Warrants.

b.	The definition of “Expiration Date” in Section 1(d) is hereby amended to be changed from 5:00 p.m., New York City time, on July 13, 2018 to 5:00 p.m., New York City time, on July 20, 2018.
c.	A new Section 22 is hereby inserted into the Dealer-Manager Agreement following Section 21 of the Dealer-Manager Agreement and such Section 22 shall state as follows:

“22. Standstill. From the date hereof until 90 days after the Closing, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents other than an Exempt Issuance; provided that, from the date hereof until 45 days after the Closing, (1) the issuances described in clauses (d), (e) and (f) of the definition of Exempt Issuance shall not be considered Exempt Issuances, (2) any securities issued pursuant to clauses (g) and (h) of the definition of Exempt Issuance shall be issued as “restricted securities” (as defined in Rule 144) and such securities shall carry no registration rights that require or permit the filing of any registration statement in connection therewith until the date that is 45 days after Closing and (3) neither the Company nor any Subsidiary shall amend or modify any securities that are currently outstanding that are held by Oxford Finance, LLC (including in reliance upon clause (b) of the definition of Exempt Issuance). For purposes of this Section 22: “Common Stock Equivalent” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock. “Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, officers, directors or consultants of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Dealer Manager Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of the Dealer Manager Agreement, provided that such securities (other than any warrants currently outstanding that are held by Oxford Finance, LLC) have not been amended since the date of the Dealer Manager Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of any such securities or to extend the term of such securities (for the avoidance of any doubt, if the Company reprices the existing warrants held by Oxford Finance, LLC, the issuance of shares of Common Stock upon exercise of such existing warrants shall be an Exempt Issuance) (c) securities issued pursuant to acquisitions, dispositions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that until the date that is 90 days after Closing such securities are issued as “restricted securities” (as defined in Rule 144) and such securities carry no registration rights that require or permit the filing of any registration statement in connection therewith until the date that is 90 days after Closing, and provided that, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) shares of Common Stock pursuant to that certain Sales Agreement, dated June 1, 2018, by and between the Company and B. Riley FBR, Inc., (e) up to $10,000,000 of shares of Common Stock, in the aggregate, pursuant to an equity line of credit with a financial institution, (f) warrants (and the shares issuable upon exercise of such warrants) to Oxford Finance, LLC in connection with the re-financing of the existing $17,700,000 term loan made by Oxford Finance, LLC to the Company, (g) securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment lease financing arrangements, credit agreements or other commercial transactions, and (h) securities issued in connection with research and development partnerships, licensing, corporate partnering, collaborative arrangements or similar transactions.”

2.Miscellaneous.

a.	Effectiveness. From and after the date hereof, all references to the Dealer-Manager Agreement shall mean the Dealer-Manager Agreement as amended by this Letter Agreement.
b.

Other Provisions Unaffected.  Except as modified by this Letter Agreement, the Dealer-Manager Agreement is unchanged and shall continue in full force and effect in accordance with the provisions thereof.

c.

Amendments.  The provisions of this Letter Agreement may not be amended, modified or supplemented, and waivers or consents to departure from the provisions hereof may not be given, except by the written consent of all parties hereto.

[Signature page follows]

Very truly yours,
CYTORI THERAPEUTICS, INC.

By:/s/ Tiago Girao
Name: Tiago Girao Title: CFO

MAXIM GROUP LLC

As Dealer-Manager

By: /s/ Clifford A. Teller
Name: Clifford A. Teller	Title: Executive Managing Director, Investment Banking

Signature Page to Letter Agreement